FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2010

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ S G WILLIAMS By S G WILLIAMS SECRETARY

Date: 2 February, 2010

EXHIBIT INDEX
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EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 2 February, 2010

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:     Stock Exchange Announcement dated 14 January 2009 entitled ‘Holding(s) in Company’

Exhibit 2:     Stock Exchange Announcement dated 21 January 2009 entitled ‘Notice of Results’

Exhibit 1:

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Unilever Plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction and date on which the threshold is crossed or reached:	12 January 2010
6. Date on which issuer notified:	13 January 2010
7. Threshold(s) that is/are crossed or reached:	L&G (From 4% to 3%)

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Indirect	Direct	Indirect
Ordinary GBP0.031111	54,184,916 (As on 24/10/2007)	51,295,103	51,295,103		3.99%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
					Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
51,295,103			3.99%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) ( 51,295,103 - 3.99%= LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited                                          Legal & General Insurance Holdings Limited (Direct) (LGIH)
(Direct) (LGIMHD) ( 46,171,903 - 3.59%= PMC)

Legal & General Assurance (Pensions Management) Limited                                         Legal & General Assurance Society Limited (LGAS & LGPL)
(PMC) ( 46,171,903 - 3.59%= PMC)

                                                                                                                                Legal & General Pensions Limited (Direct) (LGPL

Proxy Voting:
10. Name of the proxy holder:				N/A
11. Number of voting rights proxy holder will cease to hold:				N/A
12. Date on which proxy holder will cease to hold voting rights:				N/A

13. Additional information:				Notification using the total voting rights figure of 1,283,459,367
14. Contact name:				Christopher Fletcher Smith Deputy Secretary, Unilever PLC
15. Contact telephone number:				0207 822 5252

Exhibit 2:

ANNOUNCEMENT OF UNILEVER RESULTS
FOURTH QUARTER AND FULL YEAR 2009

An announcement by the Directors of Unilever of the results for the fourth quarter and full year of 2009 will be made at 07.00 hours (08.00 hours CET) on Thursday 4 February 2010.

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, including any financial objectives, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.